UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person American Midstream GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 53,816,114 Common Units outstanding, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018 and (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, which is approximately 23% owned by AMID GP Holdings, LLC.

Note 2: Based on 53,816,114 Common Units outstanding, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018 and (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person High Point Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,521,956 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,521,956 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,521,956 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 18.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-l Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”) and 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point.

Note 2: Based on 63,988,491 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018 and (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,499,019 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,499,019 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,499,019 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 68,346,633 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding and (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,882,480 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,882,480 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,882,480 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 47.9% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,563,942 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,563,942 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,563,942 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,563,942 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,563,942 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person IN

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,563,942 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

This Amendment No. 26 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017, Amendment No. 20 filed on October 12, 2017, Amendment No. 21 filed on August 20, 2018, Amendment No. 22 filed on September 28, 2018, Amendment No. 23 filed on December 6, 2018, Amendment No. 24 filed on December 11, 2018 and Amendment No. 25 filed on January 3, 2019 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On February 15, 2019, the Issuer paid quarterly in-kind distributions on (i) the Series A-1 Convertible Preferred Units held by High Point Infrastructure Partners, LLC in the amount of 232,751 Series A-1 Convertible Preferred Units, (ii) the Series A-2 Convertible Preferred Units held by Magnolia Infrastructure Partners, LLC in the amount of 99,717 Series A-2 Convertible Preferred Units and (iii) the Series C Convertible Preferred Units held by Magnolia Infrastructure Holdings, LLC in the amount of 272,688 Series C PIK Preferred Units in accordance with the terms and conditions of the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of April 25, 2016, as amended by Amendment No. 1, effective as of May 1, 2016, Amendment No. 2, effective as of October 31, 2016, Amendment No. 3, effective as of March 8, 2017, Amendment No. 4, effective as of May 25, 2017, Amendment No. 5, effective as of June 30, 2017, Amendment No. 6 effective as of August 31, 2017, Amendment No. 7 effective as of September 30, 2017, Amendment No. 8 effective as of December 31, 2017 and Amendment No. 9 effective as of May 3, 2018 (the “Partnership Agreement”).

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

AMERICAN MIDSTREAM GP, LLC

By its Class A Members:

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

and

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 14 to Schedule 13D filed by the reporting persons on April 27, 2016)

2.	Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Issuer”), dated as of April 25, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2016), as amended by Amendment No. 1, effective as of May 1, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2016), as amended by Amendment No. 2, effective as of October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2016), Amendment No. 3, effective as of March 8, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on March 8, 2017), Amendment No. 4, effective as of May 25, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 31, 2017), Amendment No. 5, effective as of June 30, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 14, 2017), Amendment No. 6 effective as of August 31, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on September 11, 2017), Amendment No. 7 effective as of September 30, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 30, 2017), Amendment No. 8 effective as of December 31, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on January 31, 2018) and Amendment No. 9 effective as of May 3, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 4, 2018).